

Mail Stop 3561

November 17, 2016

Mr. Paul A. Fernandes
President
STG Group, Inc.
11091 Sunset Hills Road, Suite 200
Reston, Virginia 20190

      Re: STG Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             File No. 001-36149

Dear Mr. Fernandes:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief
      Office of Consumer Products